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SEC FILE NUMBER
0-21976

CUSIP NUMBER
34407T104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K

☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: September 30, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FLYi, INC.
Full Name of Registrant

45200 Business Court
Address of Principal Executive Office (Street and Number)

Dulles, VA 20166
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 7, 2005, FLYi, Inc. (the “Company”), and its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in order to restructure the Company’s aircraft leases and other obligations to achieve necessary cost savings.  The company also announced it will request court approval to engage in a formal court-supervised auction process to seek outside investor(s) or purchaser(s) it needs to continue its operations.  Additional information regarding the bankruptcy filings is set forth in the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2005. Due to the additional demands that the bankruptcy filing has placed on the time and attention of the Company’s senior management, the Company does not have adequate personnel or other resources to complete all work necessary to file the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 by the prescribed due date without unreasonable effort or expense. The company expects to file its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Kennedy, General Counsel	(703)	650-6000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a quarterly net loss of $47.7 million for the third quarter of 2005 (($.97) per diluted share) compared to net loss for the third quarter of 2004 of $82.7 million (($1.82) per diluted share). The Company and its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on November 7, 2005. The Company also advised its stockholders that the likely outcome of the company’s Chapter 11 case is the cancellation of the company’s existing common stock without consideration, in which case FLYi stock would have no value. Preliminary financial information is set forth below.

Selected Balance Sheet Data
	Preliminary
	(in thousands)

	September 30,	December 31,
	2005	2004	Pct. Change
	Unaudited	Audited
Cash, cash equivalents and short term investments	45,261	169,203	(73.3%)

Restricted cash	56,674	39,642	43.0%

Total Assets	378,497	677,658	(44.2%)

Working Capital	21,754	198,980	(89.1%)

Selected Income Statement Data
	Preliminary
	(in thousands)

	Three Months Ended
	September 30,	September 30,
	2005	2004	Pct. Change
	Unaudited	Unaudited
Total Revenue	118,000	74,656	58.1%

Total Operating Expense	163,063	195,351	(16.5%)

Net Loss	(47,735)	(82,674)	(42.3%)

Loss Per Share - basic	(0.97)	(1.82)	(46.7%)

	Nine Months Ended
	September 30,	September 30,
	2005	2004	Pct. Change
	Unaudited	Unaudited
Total Revenue	326,370	405,957	(19.6%)

Total Operating Expense	568,245	563,089	0.9%

Net Loss	(249,971)	(106,126)	135.5%

Loss Per Share - basic	(5.20)	(2.34)	122.2%
Note: The 2004 financial results for total revenue and total operating expense exclude the discontinued Delta Connection operation.

This filing is made as of November 9, 2005, and the company undertakes no obligation to update its disclosures, whether as a result of developments in its efforts, or as a result of any other new information, future events, changed expectations or otherwise, prior to its next required filing with the Securities and Exchange Commission. This filing contains a number of forward-looking statements. Such forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause the actual results of the company to be materially different from those reflected in such forward-looking statements.  Such risks and uncertainties include, among others:  the ability of the company to continue as a going concern; factors that could impact the company’s ability to complete a court-supervised auction process that is necessary for the company to continue operations, including the ability to attract potential investors or acquirers through the court-supervised auction process, to obtain favorable bids from such potential investors or acquirers and to reach definitive agreement with one or more potential investors or with a potential acquirer and to obtain requisite court approval for any such agreement; the action of the company’s debt holders and other creditors to the company’s bankruptcy proceeding and to the company’s auction process; factors that could affect the company’s ability to maintain operations during its bankruptcy proceeding, including the reaction of customers, suppliers and competitors to the company’s bankruptcy proceeding; the ability to obtain improved wage rates and work rules with the company’s unionized work groups; the ability to maintain and improve yield with a reduced network reflected in the company’s current flight schedule; the ability to successfully obtain revised terms from lessors for aircraft the company intends to continue operating; the ability to manage inventory to maximize yield; the effects of high fuel prices on the company’s costs, and the availability of fuel; the ability to adjust operations, realize on internal or external sources of liquidity or otherwise address the company’s financial obligations; the costs of returning aircraft and related records to lessors for aircraft that are rejected by the company; the ability to successfully hire, train and retain employees; the seasonality of air travel; and general economic and industry conditions, any of which may impact Independence Air or the company, its aircraft manufacturers and its other suppliers in ways that the company is not currently able to predict. Certain of these and other risk factors are more fully disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors Affecting the Company”, and “Risk Factors Affecting the Airline Industry” in the company’s Form 10-K/A for the year ended December 31, 2004 and Form 10-Q for the quarter ended June 30, 2005.

FLYi, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 09, 2005	By: /s/ David W. Asai
David W. Asai
Title: Senior Vice President and
Chief Financial Officer